                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO.  2 )*
                                             ---

                          Todd Shipyards Corporation
- --------------------------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
- --------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                 889039-10-3
                      ---------------------------------
                                (CUSIP Number)


                            Joseph D. Lehrer, Esq.
       10 S. Broadway, Suite 2000, St. Louis, MO  63102  (314) 241-9090
- --------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)


                                 May 21, 1996
                 -------------------------------------------
                     (Date of Event which Requires Filing
                              of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on following page(s))


                            Page  1  of  7  Pages
                                       -----

CUSIP NO.  889039-10-3                13D                 Page  2  of  7  Pages
         ----------------------                                ----   ----
- --------------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        John D. Weil, SS# ###-##-####

- --------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                       (a)  /  /
                                                                       (b)  /XX/

- --------------------------------------------------------------------------------
 3  SEC USE ONLY


- --------------------------------------------------------------------------------
 4  SOURCE OF FUNDS*

            PF

- --------------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                            / /

- --------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

             USA

- --------------------------------------------------------------------------------
                   7  SOLE VOTING POWER
    NUMBER OF
                        459,000, subject to the disclaimer in Item 5.
     SHARES       --------------------------------------------------------------
                   8  SHARED VOTING POWER
  BENEFICIALLY
                         12,000, subject to the disclaimer in Item 5.
    OWNED BY      --------------------------------------------------------------
                   9  SOLE DISPOSITIVE POWER
      EACH
                        459,000, subject to the disclaimer in Item 5.
   REPORTING      --------------------------------------------------------------
                  10  SHARED DISPOSITIVE POWER
     PERSON
                         12,000, subject to the disclaimer in Item 5.
      WITH
- --------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,016,000, subject to the disclaimer contained in Item 5.
- --------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                            / /

- --------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         10.24%

- --------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

         IN

- --------------------------------------------------------------------------------
                   * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.  889039-10-3                                               Page 3 of 7

                        AMENDMENT NO. 2 TO SCHEDULE 13D

         The Reporting Person reported the acquisition of shares of Common Stock, $.01 par value ("Stock") of Todd Shipyards Corporation, a Delaware corporation (the "Issuer") in an initial filing of this Schedule 13D on April 29, 1993, as amended by Amendment No. 1 to Schedule 13D filed August 6, 1993. In this regard, Item 4 and Item 5 are hereby amended as follow. All other items are unchanged from the initial filing, as amended.

ITEM 4.  Purpose of the Transaction.

         The owners listed in Item 5 purchased the Stock of the Issuer for general investment purposes. The owners listed in Item 5 may acquire additional shares of the Stock of the Issuer, based upon their respective investment decisions.

         The Reporting Person is one of the nominees for the Board of Directors of the Issuer to be elected at the Issuer's 1996 Annual Meeting of Stockholders.

         Other than as described hereinabove, the owners listed in Item 5 have no present plans or proposals which relate to or would result in:

         (a) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (b) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (c) any material change in the present capitalization or dividend policy of the Issuer;

         (d) any other material change in the Issuer's business or corporate structure;

         (e) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (f) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be quoted in an inter-dealer quotation system of a registered national securities association;

         (g) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act; or

         (h)     any action similar to those enumerated above.

CUSIP NO.  889039-10-3                                               Page 4 of 7

ITEM 5.  Interest in Securities of the Issuer.

         (a) Subject to the disclaimer of beneficial ownership hereinafter set forth, the Reporting Person hereby reports beneficial ownership of 1,016,000 shares of Stock in the manner hereinafter described:

                                                                                              Percentage of
                                                        Relationship to         Number         Outstanding
               Shares Held in Name of                   Reporting Person       of Shares        Securities
               ----------------------                   ----------------       ---------        ----------
 John D. Weil                                        Reporting Person              380,400              3.84%

 Paula K. Weil                                       Sister                        142,000              1.43%
 Richard K. Weil, Jr.                                Brother                       142,000              1.43%

 Mark S. Weil                                        Brother                       142,800              1.44%

 Daniel D. Weil                                      Nephew                         12,000               .12%

 Mark S. Weil and John D. Weil, Trustees for         Nephew                          4,000               .04%
 Daniel D. Weil (Item 10 Trust)
 Mark S. Weil, Trustee for Daniel D. Weil, ex. by    Trust for Nephew               32,200               .33%
 Richard K. Weil

 Mark S. Weil, Trustee for Alexander P. Weil         Trust for Nephew               12,000               .12%
 Trust dated 6/5/95

 Mark S. Weil and John D. Weil, Trustees for         Nephew                          4,000               .04%
 Alexander P. Weil (Item 10 Trust)

 Mark S. Weil, Trustee for Alexander P. Weil, ex.    Trust for Nephew               30,000               .30%
 by Richard K. Weil
 Victoria L. Weil                                    Daughter                       10,000               .10%

 John D. Weil, Trustee for Victoria L. Weil,         Daughter                        4,000               .04%
 (Item 10 Trust)

 John D. Weil, Trustee for Victoria L. Weil, ex.     Trust for Daughter             32,900               .33%
 by Richard K. Weil

 Gideon J. Weil                                      Son                            10,000               .10%
 John D. Weil, Trustee for Gideon J. Weil (Item      Son                             4,000               .04%
 10 Trust)

 John D. Weil, Trustee for Gideon J. Weil, ex. by    Trust for Son                  27,700               .28%
 Richard K. Weil

 Samuel J. G. Weil                                   Nephew                          5,000               .05%


CUSIP NO.  889039-10-3                                               Page 5 of 7

 Richard K. Weil, Jr. and John D. Weil, Trustees     Nephew                          4,000               .04%
 for Samuel J. G. Weil (Item 10 Trust)


 Amelia J. Weil                                      Niece                           3,000               .03%

 Gabriel I. Weil                                     Nephew                          4,000               .04%
 Clayton Management Company                          Corporation                    10,000               .10%
                                                     Controlled by
                                                     Reporting Person

                                                                                 ---------             ------
 TOTAL                                                                           1,016,000             10.24%
                                                                                 =========             ======
                                                                                        (-.01 rounding error)

        The foregoing percentages assume that the Issuer has 9,910,187 shares of Stock outstanding.

        All shares held in the name of family members or family trusts of the Reporting Person are reported as beneficially owned by the Reporting Person because those family members or trusts may seek investment advise or voting advice of the Reporting Person. All shares held in the name of the corporation controlled by the Reporting Person are reported as beneficially owned by the Reporting Person because, as sole shareholder, director and officer of such corporation, the Reporting Person has voting and investment power with respect to the shares owned by such corporation. Except for Stock held in the name of the Reporting Person, or in trust wherein the Reporting Person is the trustee, or in the name of the corporation controlled by the Reporting Person, there is no written document or agreement conferring the right of the Reporting Person to acquire or dispose of the Stock or giving the Reporting Person the right to vote such shares of Stock.

        AS PROVIDED IN S.E.C. REGULATION SECTION 240.13d-4, THE REPORTING PERSON HEREBY DECLARES THAT THIS STATEMENT SHALL NOT BE CONSTRUED AS AN ADMISSION THAT HE IS, FOR THE PURPOSES OF SECTION 13(d) OR 13(g) OF THE SECURITIES EXCHANGE ACT, THE BENEFICIAL OWNER OF THE SECURITIES COVERED BY THIS STATEMENT.

        (b) Subject to the above disclaimer of beneficial ownership, for each person named in paragraph (a), the number of shares as to which there is sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition, is the same as in paragraph (a).

CUSIP NO.  889039-10-3                                               Page 6 of 7


        (c)

                                                                                 Net
                                                                                Price
                                                                  Number of      Per            Transaction
             Purchase in the Name of                  Date         Shares       Share           Made Through
             -----------------------                  ----         ------       -----           ------------
 John D. Weil, Trustee for Victoria L. Weil,         8/1/96         2,000       6.500           Goldman Sachs
 ex. by Richard K. Weil, Jr.

 John D. Weil                                        8/2/96         1,200       6.375           Goldman Sachs
 Mark S. Weil, Trustee for Daniel D. Weil, ex.      8/13/96         2,000       6.625           Goldman Sachs
 by Richard K. Weil

 John D. Weil, Trustee for Victoria L. Weil,        8/13/96         2,000       6.625           Goldman Sachs
 ex. by Richard K. Weil, Jr.

 Mark S. Weil, Trustee for Alexander P. Weil,       8/14/96         2,000       6.625           Goldman Sachs
 ex. by Richard K. Weil

 John D. Weil, Trustee for Gideon J. Weil,          8/14/96           700       6.625           Goldman Sachs
 ex. by Richard K. Weil, Jr.
 Amelia J. Weil                                     8/20/96         3,000       6.500           Goldman Sachs

 Gabriel I. Weil                                    8/20/96         2,000       6.500           Goldman Sachs

 Mark S. Weil, Trustee for Daniel D. Weil, ex.      8/20/96         3,000       6.500           Goldman Sachs
 by Richard K. Weil

 Mark S. Weil, Trustee for Alexander P. Weil,       8/20/96         4,000       6.500           Goldman Sachs
 ex. by Richard K. Weil
 John D. Weil, Trustee for Victoria L. Weil,        8/20/96         2,000       6.500           Goldman Sachs
 ex. by Richard K. Weil, Jr.


        (d)    Not applicable.

        (e)    Not applicable.

CUSIP NO.  889039-10-3                                               Page 7 of 7



        After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                /s/ John D. Weil
                                        --------------------------------------
                                                  John D. Weil

                                                 August 26, 1996